Exhibit 23.2
CONSENT OF INDEPENDENT AUDITORS
We consent to the use in this Registration Statement of American Tire Distributors Holdings, Inc. on Form S-1 of our report dated December 12, 2008, except for Note 12, as to which the date is December 18, 2008, related to the financial statements of Am-Pac Tire Dist., Inc. and subsidiary as of September 30, 2008, and for the nine-month period then ended, and as of December 31, 2007, and for each of the two years in the period ended December 31, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the sale of all of the issued and outstanding common stock of Am-Pac Tire Dist., Inc.) appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.
/s/ Deloitte & Touche LLP
Los Angeles, CA
February 5, 2010